



SECU 07003509 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66931

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/07/05 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pequot Financial Services, Inc. a/k/a Pequot Capital Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Nyala Farms Road
(No. and Street)

Westport, CT 06880
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Fishbane (203) 429-2220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Margolin, Winer & Evens, LLP
(Name – *if individual, state last, first, middle name*)

400 Garden City Plaza (Address) Garden City (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Daniel Fishbane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pequot Financial Services, Inc., as of February 28, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer & Financial Operations Principal

Title



Notary Public

CAROL COBURN FREDING
NOTARY PUBLIC
MY COMMISSION EXPIRES 02/28/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Margolin, Winer & Evens LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Accountants

Board of Directors
Pequot Financial Services, Inc.
a/k/a Pequot Capital Financial Services, Inc.

We have audited the accompanying statement of financial condition of Pequot Financial Services, Inc. a/k/a Pequot Capital Financial Services, Inc. (the "Company") as of December 31, 2006 and the related statements of operations, changes in stockholder's equity and cash flows for the period from October 7, 2005 (commencement of operations) through December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pequot Financial Services, Inc. a/k/a Pequot Capital Financial Services, Inc. at December 31, 2006, and the results of its operations and its cash flows for the period from October 7, 2005 (commencement of operations) through December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolin, Winer + Evens LLP

Garden City, New York
February 28, 2007

Headquarters
400 Garden City Plaza, Suite 500, Garden City, NY 11530-3323 Tel: 516 747-2000 Fax: 516 747-6707 www.mwellp.com

New York Office
330 Madison Avenue, 15th Floor, New York, NY 10017-5001 Tel: 212 973-1000 Fax: 212 973-1004 www.mwellp.com

PEQUOT FINANCIAL SERVICES, INC.
A/K/A PEQUOT CAPITAL FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31,	**2006**
ASSETS	
Current Assets:	
Cash	$ 396,962
Prepaid expense	2,748
Total Assets	$ 399,710
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities:	
Accounts payable	$ 10,195
Due to related party (Note 2)	26,529
Total Liabilities	36,724
Commitments (Note 2)	-
Stockholder's Equity:	
Common stock, $0.01 par value; authorized 10,000 shares; issued and outstanding - 10,000 shares	100
Additional paid-in capital	3,960,832
Retained deficit	(3,597,946)
Total Stockholder's Equity	362,986
Total Liabilities and Stockholder's Equity	$ 399,710

The accompanying notes are an integral part of this statement.

PEQUOT FINANCIAL SERVICES, INC.
A/K/A PEQUOT CAPITAL FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization, Nature of Business and Summary of Significant Accounting Policies

Organization and nature of business - Pequot Financial Services, Inc. a/k/a Pequot Capital Financial Services, Inc. (the "Company") is a Delaware corporation and was organized in 2005. The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and is required to maintain a minimum net capital pursuant to SEC rule 15c3-1. The Company was established to engage in private placement of securities and conduct business as a placement agent to sell private interests in affiliated funds and other private companies.

Through December 31, 2006, the Company has not generated any revenue. The Company's operating costs have been funded by capital contributions from the sole stockholder of the Company. It is the intent of the stockholder of the Company to fund all capital requirements of the Company at least through January 1, 2008.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash - The Company maintains cash deposits at banks, which may at times, exceed applicable insurance limits.

Income taxes - Deferred tax provisions and benefits are calculated for certain transactions and events because of differing treatments under generally accepted accounting principles and the currently enacted tax laws of the Federal and State governments. The results of these differences on a cumulative basis, known as temporary differences, results in the recognition and measurement of deferred tax assets and liabilities in the statement of financial condition.

2. Related Party Transactions

The Company has a lease and shared services agreement with Pequot Capital Management, Inc. (PCMI). The sole stockholder of the Company is also a stockholder in PCMI.

This agreement requires the Company to reimburse PCMI for office space and compensation and related employee expenses. The agreement is for a term of one year and may be terminated by either party by 30 days written notice.

For the period October 7, 2005 (commencement of operations) through December 31, 2006 the Company incurred rent expense of $107,118 and employee compensation and benefits of $3,367,115.

The Company owes PCMI $26,529 for these expenses as of December 31, 2006.

The Company has an organizational expense agreement with its sole stockholder. Under this agreement, the stockholder is responsible for all costs in connection with the formation of the Company, which amounted to approximately $254,000. These costs are not reflected in the accompanying financial statements.

3. Income Taxes

For the period from October 7, 2005 (commencement of operations) through December 31, 2006, the Company incurred net operating losses and, accordingly, no provision for income taxes has been recorded.

At December 31, 2006 the Company has unused net operating loss carryforwards of approximately $3,600,000. The net operating loss carryforwards expire beginning 2027.

The Company's deferred tax assets resulting from the loss carryforwards are as follows:

	Total	Federal	State and Local
Net operating loss carryforwards	$ 1,618,000	$ 1,020,000	$ 598,000
Valuation allowance	(1,618,000)	(1,020,000)	(598,000)
Net deferred tax assets	$ -	$ -	$ -

In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Among other matters, realization of the entire deferred tax asset is dependent on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. At this time, management cannot conclude that it is more likely than not that the deferred tax assets will be realizable. Accordingly, the Company has recorded a valuation allowance equal to the entire amount of the deferred tax assets. However, if the Company begins to generate taxable income, the valuation allowance will be reviewed, which could result in a material income tax benefit being recorded in the statement of operations.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (rule 15c3-1) of the Securities and Exchange Commission, which requires that aggregate indebtedness, as defined, shall not exceed 1500% of net capital, as defined. At December 31, 2006, the Company had net capital of $355,238 which was $350,238 in excess of the amount required to be maintained at that date and had a percentage of aggregate indebtedness to net capital of 10%.

There were no subordinated borrowings at any time during the period October 7, 2005 (commencement of operations) through December 31, 2006.

END